Form C

Cover Page

Name of issuer:

HEMP VOICE INC

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: WA

Date of organization: 6/30/2016

Physical address of issuer:

6611 N Jefferson St
Spokane WA 99208

Website of issuer:

http://hempvoicemagazine.com

Name of intermediary through which the offering will be conducted:
Grid Share LLC - CIK 001665812

CIK number of filer:
0001703784

SEC file number of intermediary:
SEC 007-00018

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
Terms are 3% of the offering in cash and 1% in securities.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:
10,000,000

Price:
$0.10 per share

Method for determining price:

TODO

Target offering amount:
$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

04/20/2018 [1]

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

[1] **Deadline will be adjusted to be 365 days from when filed with SEC.**

Current number of employees:

3 Directors / Officers of HEMP VOICE INC

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	
Cash & Cash Equivalents:	$26.00	$0.00
Accounts Receivable:		$0.00
Short-term Debt:	$3,380.16	$2,502.00
Long-term Debt:	$0.00	
Revenues/Sales:	$0.00	
Cost of Goods Sold:	$0.00	
Taxes Paid:	$0.00	
Net Income:	$0.00	

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   HEMP VOICE INC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Riza Lumbab Stanton	Entrepreneur	Self	2016
Joseph H Uzzi	Entrepreneur	Self	2016
Daniel L Stanton	Entrepreneur	Self	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Riza Lumbab Stanton	Secretary	2016
Joseph H Uzzi	Director	2016
Joseph H Uzzi	Vice President	2016
Daniel L Stanton	Director	2016
Daniel L Stanton	CEO	2016
Daniel L Stanton	Preident	2016
Riza Lumbab Stanton	Director	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and Anyperson routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dan N Riza Stanton	260000000	52.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Common Stocks Offered Hereby are highly speculative and involve a high degree of risk and should not be purchase by anyone who cannot afford the loss of their entire purchase amount. Prospective purchasers should carefully review and consider these Risk Factors.

The Company was incorporated in June 2016. The business plan of the Company provides for it to develop and provide investment and services that enable business entities that are involved in commercial hemp growth or production to help enable those business entities to conduct business with their customers. The Company has no operating history upon which an evaluation of its business plan or its performance and prospects can be made. The Company has no significant revenues, and has not experienced losses or negative cash flow. The business and prospects of the Company must be considered in the light of the risks encountered by companies in their start-up stages of development, particularly companies in new and rapidly evolving markets such as commerce hemp. Some of these risks are related to the Company's ability to:

1. Develop functional and scalable it's investments and services.

2. Seek investments in external commercial hemp providers that are vetted by through due diligence.

3. Establish the Company's brand name recognition of investing as thoughtful and with integrity.

4. Attract and retain strategic partners.

5. Respond to competitive developments from both direct and indirect sources.

6. Successfully develop and introduce new services and products.

7. Attract, retain and motivate qualified personnel, and implement, upgrade and enhance our technologies to accommodate expanded service offerings.

There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition and operating results could be materially and adversely affected.

The current and future expense levels of the Company are based largely on estimates of planned operations and future revenues rather than experience. It is difficult, however, to accurately forecast future revenues because the business of the Company is new and its market has not been developed. The Company may be unable to adjust its spending in a timely manner to compensate for any revenue shortfall. As a result, any significant shortfall in revenues would immediately and adversely affect the business, financial condition and operating results of the Company.

The Company will be dependent on key personnel and investment consultants. The success of the Company depends on its ability to identify, hire, train and retain highly qualified personnel. In addition, as the Company grows, it will need

to hire additional personnel. Currently, competition for personnel with the required knowledge, skill and experiences is intense, and the Company may not be able to attract, assimilate or retain such personnel. The inability to attract and retain the necessary managerial, personnel could have a material adverse effect on the business, results of operations and financial condition of the Company.

Additionally, the Company depends and will continue to depend upon the services and products of certain consultants, contractors and other service providers in order to successfully pursue the business plan of the Company. As part of our normal operations, we purchase, license or lease software, hardware and networking products from third party commercial vendors. We obtain most of our components from third parties on a purchase order basis. These products may not continue to be available on commercially reasonable terms, or at all. The loss of these products could result in delays in the sale of our services until equivalent technology, if
available, is identified, procured and integrated, and these delays could result in lost revenues. Some of the key components of our services are available only from sole or limited sources. Further, to the extent that the vendors from whom we purchase these products increase their prices, the gross margins of the Company are likely to be negatively impacted. If the availability of those persons, consultants, contractors, service providers and their representative products and services cannot be maintained, the Company may be subject to material adverse effects on its business, results of operations and financial condition of the Company.

The Company must manage its growth and entry into new business areas. If the initial response to the Company's investment service exceeds the Company's capacity to provide its services timely and efficiently, then the Company must expand its operations accordingly and swiftly. Management of the Company believes that establishing industry leadership requires the Company to:

1. Test, introduce and develop it's vetting, due diligence, and knowledge including enhancements to its information website. Success of the Company is dependent upon its keeping pace with advances in the commercial hemp market.

2. Develop and expand the breadth of investments and services offered. The Company will depend on continued improvements in its knowledge in the commercial hemp market.

3. Develop and expand our market presence through relationships with third parties. The Company will be dependent on key personnel and investment consultants.

4. Generate satisfactory revenues from such expanded relationships and knowledge to fund the foregoing requirements while obtaining and maintaining satisfactory profit margins.

To be able to expand its operations in a cost-effective or timely manner and increase the overall market acceptance of its investment services in this manner, the Company will need additional capital and technical and managerial human resources. These additional resources may not be available to the Company. Failure of the Company to timely and efficiently expand its operations and

successfully achieve the four requirements listed above could have a material adverse effect on the business, results of operations and financial condition of the Company.

Governmental Regulations and Legal Uncertainties. Currently the Company is not subject to direct federal, state or local government regulation that is not applicable to businesses generally. The management of the Company believes that this
condition is likely to change. As government adopts new laws and regulations, the Company will have to adapt to the changes they produce. These uncertainties pose risks to the Company that can result in unforeseen consequences that could materially and adversely affect the business, results of operations and financial condition of the Company.

Evolving government regulations affecting the use of the Internet may adversely affect the costs of doing business. Since the business of the Company is dependent on the commercial hemp market, as new local, state, national or international laws or regulations are adopted, growth in the usage or the acceptance of commercial
hemp based commerce may decrease, which could, in turn, decrease the demand for the services and increase the costs of the Company or otherwise have a material
adverse effect on the business, results of operations and financial condition of the Company. Among the possible areas of regulation are privacy, libel, obscenity and the protection of the interests of minors

Evolving government tax regulations may affect commercial hemp based commerce that may reduce the future earnings of the Company. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in commercial hemp based commerce. New state tax regulations may subject the Company to new or additional state sales, use, franchise, excise or similar privilege and income taxes.

Governmental regulation and the application of existing laws to the commercial hemp may slow the growth, increase costs of doing business and potentially create liabilities for the Company. The application of existing laws and regulations to
commercial hemp based businesses, related communications services and information technologies, and electronic commerce is also beginning to emerge and is unsettled. For example, it may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications and taxation apply to the commercial hemp base business and
to related services such as those the Company seeks to provide to its customers. The uncertainty concerning the application of existing laws and regulations to the commercial hemp based business could limit the ability of the Company to operate, expose the Company to compliance costs and substantial
liability, and result in costly and time-consuming litigation.

Foreign governmental regulation could increase costs of doing business. The international nature of the commercial hemp based businesses and the possibility that we may be subject to conflicting laws of, or the exercise of jurisdiction by,

different countries may make it difficult or impossible to comply with all the laws that may govern the activities of the Company. Furthermore, the laws and regulations relating to the liability of the Company's service is currently unsettled and poses risks to the business of the Company.

Additional capital will be required. Management anticipates that the existing capital
resources of the Company, including the net proceeds from this offering, will be sufficient only to complete initial development and testing of the Company's initial investment in commercial hemp based businesses and to allow the Company
to commence operations on a very limited basis. In order to remain in operation, substantial additional capital will be necessary in order to design and conduct advertising campaigns, purchase the additional equipment required for expanded operation and provide sufficient working capital to operate on a full-scale production basis. There is no assurance that the Company will be able to raise the additional capital that will be required. Furthermore, any equity or debt financings, if available at all, may be on terms, which are not favorable to the Company (and therefore its shareholders) and, in the case of a new equity offering by the Company, existing shareholders will be diluted unless they purchase their proportionate part of the equity offering. If adequate capital is not available on economically viable terms and conditions, the Company's business, operating results and financial condition will be materially, adversely affected.

The Company must depend on continued improvements in the laws regulating hemp growth and usage. An unexpectedly large increase Government legalization throughout the United States may require the Company to provide expanded services. The Company may be unable to accurately project the rate or timing of increases, if any, in the use of the Company's investment services or expand and upgrade its infrastructure in a timely manner to accommodate such increases. If the commercial hemp market continues to experience a significant growth in the number of users and the level of use, the Company maynot be able to continue to support the demands placed on it by such growth. The commercial hemp market may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure, timely development of complementary products, delays in the development or adoption of new standards and protocols required to handle increased levels of commercial hemp activity or increased governmental regulation. If the Company is unable to timely and efficiently respond to increased demands on its investment service, or if the commercial hemp market is unable to handle increases in the growth of its use that occur, the Company's business, operating results and financial condition will be materially, adversely affected.

Operating results likely to be affected by seasonal fluctuations. Management expects the business of the Company to experience seasonal fluctuations especially as it matures. The retail industry is a seasonal industry directly affected by the sale of our customer's products. We anticipate that retail transactions will typically increase during the fourth quarter when consumers shop for the holidays. Internet and commercial online service usage and the growth rate of such usage typically

decline during the summer. Advertising expenditures also are likely to cause fluctuations in the operating results of the Company and could have a material adverse effect on its business, operating results and financial condition.

Intense competition. The market for the products and services of the Company is rapidly evolving and highly competitive. It will likely be characterized by an increasing number of market entrants and by industry consolidation. The Company will compete against a variety of Investors. We expect that we will face competition from both existing competitors and new market entrants in the future. Furthermore, since the Company offers businesses the ability to outsource their operations, the Company also will compete with the internal operations department of prospective customers. The market for commercial hemp is new, and competition among commercial hemp companies is expected to increase significantly in the future. Minimal barriers to entry characterize the commercial hemp market, and new competitors can launch anytime. The compete successfully as a commercial hemp investment entity, the Company must create and significantly increase awareness of its services and brand name. The Company must build strong brand loyalty. Failure to achieve the competitive objectives of the Company would have a material adverse effect on the business, results of operations and financial condition of the

Company. Other companies with which the Company will compete include but are not limited to well established, highly capitalized, existing investment entities. Such entities may already maintain or may introduce services that compete or will compete with the Company's proposed investment service offerings. Management believes that the principal competitive factors in the market are:

1. Brand name recognition. The Company must build strong brand loyalty.

2. Speed and quality of results for investments.

3. Variety of value-added services.

4. Ease of communication with the Company.

5. Technical and Investment expertise.

If the business model of the Company gains acceptance and attracts the attention of competitors, it may experience pressure to its service, which could adversely affect the revenues and gross margin of the Company. This pricing pressure may be exacerbated by decreases in the cost of the third-party stock, which may also make it more attractive for potential customers to deploy an in house solution. If we are unable to successfully meet this competition, the business and financial condition of the Company could be materially and adversely affected.

The Company cannot assure that it can compete successfully against current or future competitors, many of which have substantially more capital, existing brand name recognition, greater technical resources and access to additional financing. In addition, competitive pressures may result in increased marketing costs, or loss of market share or otherwise may materially and adversely affect the business, results of operations and financial condition of the Company.

Success of the Company is dependent upon it keeping pace with the advances in technology and commercial hemp market. The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that
could render the Company's systems and technology obsolete. The performance of
the Company will depend, in part, on its ability to continue to enhance its existing services, develop new technology that addresses the increasingly sophisticated and varied needs of the users of the Company's systems, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost effective basis. The development of the Company's infrastructure and other proprietary technology entails significant technical as well as business risks. The Company may be unsuccessful in using new
technologies effectively or adapting its systems or other proprietary technology to the requirements. If the Company is unable to adapt to these changes, events and demands of its customers, its business, results of operations and financial condition could be materially and adversely affected.

The Company is vulnerable to interruptions of its communications systems. Although the Company will plan on maintaining redundant local offsite backup servers, all of its primary servers are located in-house and will be vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond the control of the Company. The Company anticipates that interruptions will occur in the future. In the event that the Company experiences significant system disruptions, the business, results of operations and financial condition of the Company would be materially and adversely affected.

The ability of the Company to provide its customers with investment services depends upon the capacity, scalability, reliability and security of its network infrastructure. That network infrastructure is obtained from telecommunications network suppliers. If these telecommunications network suppliers sustain adverse business or operating conditions, the Company's systems may be unavailable for an indeterminable time resulting in the Company being required to replace the services and support of the Company's customers. In the event that such replacement becomes necessary, the Company will likely experience significant disruptions in its communications systems and the use of the hosting facility, resulting in the business, results of operations and financial condition being materially adversely affected.

The Company could face liability or disruption from security breaches and other electronic problems. Our services involve the storage and transmission of business-critical, proprietary information. The Company's computer infrastructure is potentially vulnerable to both physical and electronic invasions, such as virus attacks and security breaches. The Company will be required to expend significant capital and other resources to defend against, and lessen or correct the adverse effects of, these invasions. Any such invasion could result in claims for significant monetary damages being asserted against the Company by one or more third parties and disrupt all or part of the

operations of the Company. A person who is able to circumvent the security measures employed by the Company could misappropriate proprietary information of the Company's customers; could alter or destroy the information of the customers of the Company or of the Company itself; jeopardize the confidential nature of information transmitted over the Internet through the Company's systems; or cause interruptions of the operations of the Company. Concerns over the
security of Internet transactions and the privacy of users could damage the reputation of the Company with its customers and potential customers and also inhibit the growth in general, particularly as a means of conducting transactions of the type that the Company seeks to have conducted through its hosting center. To the extent that the activities of the Company or those of third party contractors involve the storage and transmission of proprietary information such as personal financial information, security breaches could expose the Company to risk of substantial financial losses, significant litigation costs and other claims. Any of these events or circumstances could have a material adverse effect on the business, results of operations and financial condition of the Company.

Misappropriation of the Intellectual property and proprietary rights of the Company could impair the competitive position of the Company. The success of the Company will depend upon is proprietary systems and technology, including the proprietary technology developed by the Company. The legal protections available to the Company can afford only limited protection, and these means of protecting the intellectual property of the Company may be inadequate. The Company relies and will continue to rely on patent, trademark, trade secret and copyright laws, confidentiality agreements and technical measures to protect its intellectual property. The Company cannot assure that the steps taken by it will prevent misappropriation of its technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, copyright and trade secret protection may not be available in every jurisdiction in which the Company's
products and services are made available online. The intellectual property of the Company may be subject to even greater risk in foreign jurisdictions, as the laws of many countries do not protect intellectual property to the same extent as the laws of the United States. As part of its confidentiality procedures, the Company generally will enter into agreements with its employees and consultants and limit access to its trade secrets and technology. The Company cannot assure or assume, however, that former employees will not seek to start or enhance other competing products or services to the detriment of the Company, its business, results of operations and financial condition. Nevertheless, management believes that the technical and creative skills of its personnel, continued development of its proprietary systems and technology, brand name recognition and development of reliable website maintenance are more **essential in establishing and maintaining a competitive position.**

Despite efforts to protect its proprietary rights, unauthorized persons may attempt to copy aspects of its products or services or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of its proprietary rights is difficult and requires constant attention. We may be

required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we are able to ascertain any such infringement. In addition, competitors may design
around our proprietary technology or develop competing technologies.

Intellectual property litigation has become prevalent in the Internet and software fields. Such litigation may be necessary in the future to enforce the intellectual property rights of the Company, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement by the Company. Other companies, including competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with the ability of the Company to make, use or sell its products and services. Any such litigation by or against the Company, whether the claims are valid or not, could result in the Company incurring substantial costs and diversion of resources, including the attention of senior management. If the Company is unsuccessful in such legal proceedings, the Company could be subjected to significant damages; be required to license technology that is critical to the operations of the Company, if a
license is available at a cost which the Company can pay; or be required to develop replacement technologies at substantial cost to the Company in money and time. Any of these results could materially and adversely affect the business, results of operations and financial condition of the Company.

The Company has broad discretion in the use of the offering proceeds. The Company has broad discretion with respect to the specific application of the net proceeds of this offering. Currently, the Company intends to apply the net proceeds of this offering toward development of its investing service and related technology and to marketing and brand name development. There can be no assurance that determinations ultimately made by the Company relating to the specific allocation of the net proceeds will permit the Company to achieve its business objective

The commercial hemp market is new in the United States market and if it does not develop as we expect. The commercial hemp market services market is a third-party companies. Due to concerns about vetting, due diligence, security, reliability, cost, and availability or our investment service may never achieve market acceptance. We have a limited number of customers to deployed our service to at times. In addition, we have not yet provided our services on the scale that will be necessary to become a sustainable business organization. We incur operating expenses based largely on anticipated revenue trends that are difficult to predict given the recent emergence of the commercial hemp in the market. If this market does not develop, or develops more slowly that we expect, we may not achieve significant market acceptance for our service; the rate of our revenue growth, if any, may decline; and the business, results of operations and financial condition of the Company will be materially and adversely affected.

Our success depends on the continued growth in the usage of the Internet. Rapid growth in the use of commercial hemp has occurred only recently. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of consumers and businesses may not adopt or continue

to use commercial hemp. Factors that may affect usage include:

1. Actual or perceived lack of information.
.

2. Congestion or other usage delays.

3. Reluctance to adopt new business methods.

If commercial hemp market does not continue to
increase, demand for our service may be limited and our business and results of
operations could be harmed.

Our actual results could differ from forward-looking statements in these Risk
Factors. This prospectus contains forward-looking statements based on current
expectations which involve risks and uncertainties. The actual results could differ
materially from these anticipated in these forward-looking statements as a result
of many factors, including the risk factors set forth above and elsewhere in the
prospectus. The cautionary statements made in this prospectus should be read as
being applicable to all forward-looking statements wherever they appear in this
prospectus.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that
are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and
should not repeat the factors addressed in the legends set forth above. No specific number of risk
factors is required to be identified.*

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The purpose of this offering is to raise funds for our general business operations,
as described in the "use of proceeds" section below.

10. How does the issuer intend to use the proceeds of this offering?

| If we raise: | **$50,000.00 company will start it's operations toward launching** |
| Use of Proceeds: | **HEMP VOICE magazine**
Start Officers' salaries and purchases software for magazine production.
Also, purchase advertising promoting this offering. |

| If we raise: | **$1,000,000** |
| Use of Proceeds: | **Start hiring the team that will be employed or contracted to launch**
HEMP VOICE magazine. Pay all costs necessary to fully launch the magazine. |

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through IntermediaryPortal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a pdf version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the intermediary website.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through intermediary Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Intermediary Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Shares issued are common stocks and are regulated as described in the By-Laws of HEMP VOICE INC

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: As described in the By-Laws
☐ No

16. How may the terms of the securities being offered be modified?

The terms of the securities may only be modified with the written consent of the holders of a majority-in-interest of those securities. In the case that HEMP VOICE INC seeks to modify those terms, we may rely on the negative consent of holders of the securities, unless the change in terms negatively impacts such holders, in which case we will solicit positive consent.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security Preferred Stock	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
(list each class in order of preference):				
			[▼]	No ▼
Common Stock	500,000,000	199,000,000	Yes ▼	No ▼
Debt Securities			Choose ▼	No ▼
Other				
			Choose ▼	No ▼

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	
Other Rights:	

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

STANDARD TBD

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the securities you are offering, and that you do not omit any information that would cause the included information to be false or misleading.

For non-convertible debt, add the following: In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a [quarterly] basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will

be reviewed no less than [annually] by the Company's [valuation committee] [board of directors].

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Personal Loan for preparing Private Placement PPM for Debit Financing paid to Expert PPM of $2450, signup fee of $59 to Invstor.com Investor database, loan of $100 to open bank account, $200 loan to pay Corporation filing fee with Secretary of State Washington State, filing fee to register USA trade name HEMP VOICE $225, filing fee to register USA trade name LADY GANJA $225, loan $20 to bank account to cover Amend Report fee to SOS Washington State, and $10 to open Quick Books monthly account.

There is no interest, maturity date or any other material special terms. The creditors are Joseph Uzzi owed $2959 and Daniel Stanton owed $330

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of

the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

HEMP VOICE INC is a For-Profit Corporation registered on June 30, 2016 in USA Washington State with the Washington State Secretary of State. The Hemp Industry is bringing positive change Worldwide and now it's time to bring positive change in the United States. To help bring this positive change HEMP VOICE INC is publishing HEMP VOICE magazine for National Distribution reporting on Historical Truth, Supporters, Medical, Recreational, and All Uses of Hemp. HEMP VOICE INC is at the right place at the right time.Washington State has legalized growing hemp for commercial manufacturing, Medical and Recreation use.

I, Daniel Stanton CEO, have been an Entrepreneur for over 40 years. I am a National Magazine Publisher. My first National Magazine, THE SOFTWARE JOURNAL, was published in 1984.HEMP VOICE INC will start with a National monthly magazine HEMP VOICE. Revenues generated will be from over the counter sales, subscriptions and advertising. Then HEMP VOICE INC well expand its business to hemp separation and extraction facilities built in Washington State to fill the need of hemp farmer for crop purchaser in the State. To further HEMP VOICE business, a manufacturing facility will be constructed to produce Hemp plastic to manufacture biodegradable plastic grocery bags.

The primary activity of HEMP VOICE magazine is to educate the United States Citizens about hemp. How it was used for 10's of thousands of years and how it benefited human societies worldwide. How it was used during the founding of the United States and for 160 plus years up to the mid-1930 when it was demonized. Also, HEMP VOICE magazine will report on how other nations worldwide are using hemp and their scientific findings from that use.

In addition HEMP VOICE is set up to create processing and manufacturing facilities in Washington State to service hemp crop farmers and US consumers. Because of the great sum of capital it will take to accomplish this goal and the time it will take before a profit will be realize VOICE INC is go public

Since HEMP VOICE INC is a start-up business the financial history is limited to pre-organizational expenses paid by organizers as follows:

1. Initial filing fee of the Certificate of Incorporation - $200

2. Paying for Private Placement Memorandum PPM for diet financing - $2450

3. Registering Federal Trade Name, HEMP VOICE, filing fee - $225

4. Signing up for one month use of Angel Financial database - $59

5. Opening deposit of HEMP VOICE INC bank account, checking - $100

6. Additional deposit in HEMP VOICE INC checking account - $20

7. Signing up for Quick Books online accounting system monthly fee - $10

8. Registering Federal Trade Name, LADY GANJA, filing fee - $225

The total pre-organizational expenses paid by the organizers is $3,289

In order to accomplish these goals HEMP VOICE INC is filing a Reg CF, Crowd Funding, Common Stock Offering with the Securities Exchange Commission (SEC) to issue Common
Stock and raise a minimum of $ 50K. This Capital will be used for operations and launching HEMP VOICE magazine.

HEMP VOICE INC is offering 500,000 shares of common stock for 10¢/share. The minimum investment is $100 at 10¢/share for 1,000 shares of common stock. Once HEMP VOICE INC has reached the minimum of $50K then operations will begin.

it's goals addressed above.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to **Appendix C, Financial Statements**

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

      ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

      iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i. at the time of the filing of this offering statement bars the person from:

          A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

          B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

          C. engaging in savings association or credit union activities? ☐ Yes ☑ No

      ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering

statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors **is available in:**
Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://hempvoicemagazine.com

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts - Starting on page 16 above ending on page 25

Appendix C: Financial Statements & Tax Returns

Financials 1

Appendix D: Director & Officer Work History

Daniel L Stanton
Joseph H Uzzi
Riza Lumbab Stanton

Approve Form C

Daniel L Stanton - Director / CEO /
President
HEMP VOICE INC
I verify that Form C is 100% accurate

Appendix A

HEMP VOICE INC
Business Plan

Mission Statement

Publishing National Magazine HEMP VOICE reporting on Historical Truth about Hemp, people Supporters, Medical Uses and Advancement, Recreational Advantages, and All Commercial Manufacturing Uses. Exercising First Amendment rights to Freedom of Press.

The Team

Daniel Stanton – Director / Officer - CEO President Profile: Member/Manager of Dan N Riza Stanton LLC starting May 2010-Current. JESUS GIVES-Nonprofit – Director, CEO/President starting August 2014-Current. HEMP VOICE INC – Director, CEO/President starting June 2016-Current.

Joseph Uzzi – Director / Officer – Vice President Profile: Contract Agent for Dan N Riza Stanton LLC starting February 2014-Current. JESUS GIVES-Nonprofit – Director, Vice President starting August 2014-Current. HEMP VOICE INC – Director, Vice President starting June 2016-Current.

Riza Stanton – Director / Officer – Secretary Profile: Member/Manager of Dan N Riza Stanton LLC starting May 2010-Current. JESUS GIVES-Nonprofit – Director, Secretary starting August 2014-Current.

Market Summary

Hemp Market: past, present, & future:
- Hemp was used for 10s of thousands of years in the World and Founding of the United States until mid-1930s when powerful Government officials demonized it for greed.
- Presently a majority of concerned US Citizens are working to bring Hemp back to use in United State.
- The future for Hemp is positive and HEMP VOICE magazine is dedicated to help bring this positive change.

Opportunities

Problems and opportunities:
- President Nixon created the biggest problem in 1970 when he added hemp to the Controlled Substance Act as a Schedule I Drug.
- This included all classes of hemp, such as; hemp for commercial manufacturing.
- Hemp in a sustainable crop that can be used to create thousands of commercial products.
- It's time to educate the masses to the benefits of hemp and it's many beneficial uses.

Business Concept

Publishing National Magazine HEMP VOICE Reporting on Historical Truth about Hemp, people Supporters, Medical uses and developments, Recreational advantages and All Commercial Manufacturing uses available and in development. HEMP VOICE INC is a Washington State Corporation filed on June 30, 2016.

Competition

HEMP VOICE magazine will be published as a consumer orientated, user friendly, non-offensive magazine.

From current research there aren't any hemp magazines that are consumer orientated, dedicated to informing the general consumer about the commercial benefits of using hemp.

Goals & Objectives

Five-year goals:
- Measurable objectives of HEMP VOICE magazine are to be the peoples' voice about the positive uses of hemp in the United States.
- HEMP VOICE magazine's market share objectives are to be the most highly recognized and repeatable magazine about hemp in the United States.
- Revenue/profitability objectives are exhibited in Appendix C – Financials attached to Form C hereto.

Financial Plan

Appendix C - Financial Statements

HEMP VOIOCE INC
Proforma Profit and Loss Statement

	Year 1		Year 2	Year 3	Year 4	Year 5
Sales-Newsstand, Subs, Ads	8,370,000.0	12,555,000.0		18,832,500.0	28,248,750.0	31,073,625.0
Less: Returns & allowances	2,092,500.0	3,138,750.0		4,708,125.0	7,062,187.5	7,768,406.3
Net Sales	**6,277,500.0**	**9,416,250.0**		**14,124,375.0**	**21,186,562.5**	**23,305,218.8**
Cost of Sales						
Printing	1,620,000.0	3,600,000.0		6,000,000.0	8,400,000.0	12,000,000.0
Production Costs	420,108.0	840,216.0		1,680,432.0	3,360,864.0	6,721,728.0
Total Cost of Sales	**2,040,108.0**	**8,160,750.0**		**12,241,125.0**	**18,361,687.5**	**18,644,175.0**
Gross Profit	**4,237,392.0**	**1,255,500.0**		**1,883,250.0**	**2,824,875.0**	**4,661,043.8**
Selling Expense						
Wages	75,000.0	30,303.0		45,454.5	68,181.8	75,000.0
Commissions	25,000.0	10,101.0		15,151.5	22,727.3	25,000.0
Marketing	25,000.0	10,101.0		15,151.5	22,727.3	25,000.0
Total Selling Expenses	**125,000.0**	**50,505.1**		**75,757.6**	**113,636.4**	**125,000.0**
Operating Expenses						
Salaries	225,000.0	238,500.0		252,810.0	267,978.6	284,057.3
Payroll taxes	29,000.0	30,740.0		32,584.4	34,539.5	36,611.8
Benefits	27,000.0	28,620.0		30,337.2	32,157.4	34,086.9
Office Supplies	500.0	500.0		500.0	500.0	500.0
Postage	250.0	250.0		250.0	250.0	250.0
Professional Fees	2,000.0	2,000.0		2,000.0	2,000.0	2,000.0
Telephone	850.0	850.0		850.0	850.0	850.0
Utilities	950.0	383.8		575.8	863.6	950.0
Training & Education	250.0	250.0		250.0	250.0	250.0
Miscellaneous	50.0	50.0		50.0	50.0	50.0
Total Operating Expenses	**285,850.0**	**302,143.8**		**320,207.4**	**339,439.1**	**359,606.0**
Operating Profit	**5,866,650.0**	**9,063,601.1**		**13,728,410.1**	**20,733,487.0**	**22,820,612.7**
Pre-Tax Profit	**5,866,650.0**	**9,063,601.1**		**13,728,410.1**	**20,733,487.0**	**22,820,612.7**
Income Tax Allowance	118,093.0	258,009.0		390,799.7	590,209.7	649,622.9
Net Profit	**5,748,557.0**	**8,805,592.1**		**13,337,610.3**	**20,143,277.3**	**22,170,989.8**

Financial Plan

Appendix C - Financial Statements

HEMP VOICE INC
Proforma Balance Sheet

	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	2,000,000	10,350,592.1	14,586,610.3	20,845,877.3	21,879,189.8
Total Current Assets	**2,000,000**	**10,350,592**	**14,586,610**	**20,845,877**	**21,879,190**
Fixed Assets					
Property - net depreciation	215,000	387,000.0	696,600.0	1,253,880.0	2,256,984.0
Equipment - net depreciation	80,000	64,000.0	51,200.0	40,960.0	32,768.0
Vehicles - net depreciation	5,000	4,000.0	3,200.0	2,560.0	2,048.0
Total Fixed Assets	**300,000**	**455,000**	**751,000**	**1,297,400**	**2,291,800**
Total Assets	**2,300,000**	**10,805,592**	**15,337,610**	**22,143,277**	**24,170,990**
Liabilities					
Current Liabilities	3,380	-	-	-	-
Stockholders Equity					
Common Stock	1,000,000	1,000,000.0	1,000,000.0	1,000,000.0	1,000,000.0
Additional Paid-in Capital	1,000,000	1,000,000.0	1,000,000.0	1,000,000.0	1,000,000.0
Retained Earnings	5,748,557	8,805,592	13,337,610	20,143,277	22,170,990
Total Stockholders Equity	**7,748,557**	**10,805,592**	**15,337,610**	**22,143,277**	**24,170,990**

Resource Requirements

Technology requirements are to purchase or contract all that is required to properly and professionally publish HEMP VOICE magazine Personnel requirements are hiring or contracting the professionals need to publish HEMP VOICE magazine.

Resource requirements are contract with the proper National Magazine Distributor to properly and professionally release HEMP VOICE magazine to the United States Market.

External requirements are working with media for promotions of the coming magazine.

Risks & Rewards

Risks
   There are many risks involved in starting a
new business venture. These are summarized in
Form C attached hereto.

Rewards
   There are great rewards in producing a
successful business venture in the United States.
These are summarized in Form C attached
hereto.

Key Issues

Near term
 – HEMP VOICE INC needs to raise the minimum of $50K to start it's operations

Long term
 – To complete the goal of raising $1 million dollars to have the capital to launch HEMP VOICE magazine.

HEMP VOICE INC is seeking funding, as specified in Form C attached hereto.

Appendix B - Investor Contract

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through intermediaryPortal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a pdf version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the intermediary website.

3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through intermediary Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Intermediary Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Describe the terms of the securities being offered.

Shares issued are common stocks and are regulated as described in the By-Laws of HEMP VOICE INC

Do the securities offered have voting rights?

☑ Yes
☐ No

Are there any limitations on any voting or other rights identified above?

☑ Yes: As described in the By-Laws
☐ No

. How may the terms of the securities being offered be modified?

The terms of the securities may only be modified with the written consent of the holders of a majority-in-interest of those securities. In the case that HEMP VOICE INC seeks to modify those terms, we may rely on the negative consent of holders of the securities, unless the change in terms negatively impacts such holders, in which case we will solicit positive consent.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security Preferred Stock	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
(list each class in order of preference):				
			[▼]	No ▼
Common Stock	500,000,000	199,000,000	Yes ▼	No ▼
Debt Securities			Choose ▼	No ▼
Other			Choose ▼	No ▼

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	
Other Rights:	

Describe any other rights:

. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

STANDARD TBD

How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the securities you are offering, and that you do not omit any information that would cause the included information to be false or misleading.

For non-convertible debt, add the following: In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a [quarterly] basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will

be reviewed no less than [annually] by the Company's [valuation committee] [board of directors].

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Appendex C - Financial Statements

HEMP VOIOCE INC
Proforma Profit and Loss Statement

	Year 1	Year 2	Year 3	Year 4	Year 5
Sales-Newsstand, Subs, Ads	8,370,000.0	12,555,000.0	18,832,500.0	28,248,750.0	31,073,625.0
Less: Returns & allowances	2,092,500.0	3,138,750.0	4,708,125.0	7,062,187.5	7,768,406.3
Net Sales	**6,277,500.0**	**9,416,250.0**	**14,124,375.0**	**21,186,562.5**	**23,305,218.8**
Cost of Sales					
Printing	1,620,000.0	3,600,000.0	6,000,000.0	8,400,000.0	12,000,000.0
Production Costs	420,108.0	840,216.0	1,680,432.0	3,360,864.0	6,721,728.0
Total Cost of Sales	**2,040,108.0**	**8,160,750.0**	**12,241,125.0**	**18,361,687.5**	**18,644,175.0**
Gross Profit	**4,237,392.0**	**1,255,500.0**	**1,883,250.0**	**2,824,875.0**	**4,661,043.8**
Selling Expense					
Wages	75,000.0	30,303.0	45,454.5	68,181.8	75,000.0
Commissions	25,000.0	10,101.0	15,151.5	22,727.3	25,000.0
Marketing	25,000.0	10,101.0	15,151.5	22,727.3	25,000.0
Total Selling Expenses	**125,000.0**	**50,505.1**	**75,757.6**	**113,636.4**	**125,000.0**
Operating Expenses					
Salaries	225,000.0	238,500.0	252,810.0	267,978.6	284,057.3
Payroll taxes	29,000.0	30,740.0	32,584.4	34,539.5	36,611.8
Benefits	27,000.0	28,620.0	30,337.2	32,157.4	34,086.9
Office Supplies	500.0	500.0	500.0	500.0	500.0
Postage	250.0	250.0	250.0	250.0	250.0
Professional Fees	2,000.0	2,000.0	2,000.0	2,000.0	2,000.0
Telephone	850.0	850.0	850.0	850.0	850.0
Utilities	950.0	383.8	575.8	863.6	950.0
Training & Education	250.0	250.0	250.0	250.0	250.0
Miscellaneous	50.0	50.0	50.0	50.0	50.0
Total Operating Expenses	**285,850.0**	**302,143.8**	**320,207.4**	**339,439.1**	**359,606.0**
Operating Profit	**5,866,650.0**	**9,063,601.1**	**13,728,410.1**	**20,733,487.0**	**22,820,612.7**
Pre-Tax Profit	**5,866,650.0**	**9,063,601.1**	**13,728,410.1**	**20,733,487.0**	**22,820,612.7**
Income Tax Allowance	118,093.0	258,009.0	390,799.7	590,209.7	649,622.9
Net Profit	**5,748,557.0**	**8,805,592.1**	**13,337,610.3**	**20,143,277.3**	**22,170,989.8**

Appendex C - Financial Statements

HEMP VOICE INC
Proforma Balance Sheet

	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	2,000,000	10,350,592.1	14,586,610.3	20,845,877.3	21,879,189.8
Total Current Assets	2,000,000	10,350,592	14,586,610	20,845,877	21,879,190
Fixed Assets					
Property - net depreciation	215,000	387,000.0	696,600.0	1,253,880.0	2,256,984.0
Equipment - net depreciation	80,000	64,000.0	51,200.0	40,960.0	32,768.0
Vehicles - net depreciation	5,000	4,000.0	3,200.0	2,560.0	2,048.0
Total Fixed Assets	300,000	455,000	751,000	1,297,400	2,291,800
Total Assets	2,300,000	10,805,592	15,337,610	22,143,277	24,170,990
Liabilities					
Current Liabilities	3,380	-	-	-	-
Stockholders Equity					
Common Stock	1,000,000	1,000,000.0	1,000,000.0	1,000,000.0	1,000,000.0
Additional Paid-in Capital	1,000,000	1,000,000.0	1,000,000.0	1,000,000.0	1,000,000.0
Retained Earnings	5,748,557	8,805,592	13,337,610	20,143,277	22,170,990
Total Stockholders Equity	7,748,557	10,805,592	15,337,610	22,143,277	24,170,990

Appendix D
Directors - Officers Work History
Last 3 years

Daniel Stanton – Director / Officer - CEO President
Profile:

- Member/Manager of Dan N Riza Stanton LLC starting May 2010-Current.
- JESUS GIVES-Nonprofit –Director, CEO/President starting August 2014-Current.
- HEMP VOICE INC – Director, CEO/President starting June 2016-Current.

Joseph Uzzi – Director / Officer – Vice President
Profile:

- Contract Agent for Dan N Riza Stanton LLC starting February 2014-Current.
- JESUS GIVES-Nonprofit – Director, Vice President starting August 2014-Current.
- HEMP VOICE INC – Director, Vice President starting June 2016-Current.

Riza Stanton – Director / Officer – Secretary
Profile:

- Member/Manager of Dan N Riza Stanton LLC starting May 2010-Current.
- JESUS GIVES-Nonprofit – Director, Secretary starting August 2014-Current.
- HEMP VOICE INC – Director, Secretary starting June 2016-Current.